UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ASURE SOFTWARE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04649U102

(CUSIP Number)

Katie E. Perry

Vice President of Finance and Chief Compliance Officer

Silver Oak Services Partners, LLC

1560 Sherman Avenue, Suite 1200

Evanston, Illinois 60201

(847) 332-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON iSystems Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,526,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,526,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak iSystems, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,526,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,526,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Services Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,526,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,526,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,526,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,526,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Services Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,526,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,526,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Daniel M. Gill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,526,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,526,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Gregory M. Barr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,526,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,526,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “common stock”), of Asure Software Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 110 Wild Basin Road, Suite 100, Austin, Texas 78746.

Item 2.	Identity and Background.

This statement is filed by the following persons and entities:

•	iSystem Holding, LLC, a Delaware limited liability company (“Holdings”), by virtue of its direct ownership of 1,526,332 shares of common stock;

•	Silver Oak iSystems, LLC, a Delaware limited liability company (“iSystems LLC”), by virtue of it owning a controlling interest in Holdings and having the power to appoint a majority of the managers of Holdings;

•	Silver Oak Services Partners II, L.P., a Delaware limited partnership (“SOSP II”), by virtue of it being the sole member of iSystems LLC;

•	Silver Oak Management II, L.P., a Delaware limited partnerships (“SOM II”), by virtue of it being the general partner of SOSP II;

•	Silver Oak Services Partners, LLC, a Delaware limited liability company (“SOSP LLC” and together with SOM II, SOSP II and iSystems LLC, the “Silver Oak Entities”), by virtue of it being the general partner of SOM II; and

•	Daniel M. Gill and Gregory M. Barr, as the sole members of SOSP LLC, who each own a 50% interest in SOSP LLC and who, acting together, have the power to direct the decisions of SOSP II regarding the vote and disposition of the common stock held directly by Holdings and therefore may be deemed to share indirect beneficial ownership of the securities held directly by Holdings. Mr. Gill and Mr. Barr are citizens of the United States.

Each of the persons and entities set forth above are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The Reporting Persons other than Holdings expressly disclaim beneficial ownership of any Shares held directly by the Holdings except to the extent of their pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 4 pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

The address of the principal business and principal office of each of the Reporting Persons is 1560 Sherman Avenue, Suite 1200, Evanston, Illinois 60201. The principal occupation of each of Mr. Gill and Mr. Barr is serving as a managing partner and member of SOSP LLC.

The principal business of each of the Silver Oak Entities is to operate a private equity firm focused on business, healthcare and consumer services companies in the middle market. Holdings was formed by the Silver Oak Entities in 2014 to acquire iSystems Intermediate Holdco, Inc. (“iSystems”), which owns two businesses that offer payroll, tax management and human resources software. On May 25, 2017, Holdings sold all of the equity interests of iSystems to the Issuer as described in Item 3 below.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each of the Reporting Persons. Annex A is incorporated herein by reference.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	Source and Amount of Funds or Other Consideration.

On May 25, 2017, the Issuer entered into an equity purchase agreement (the “Equity Purchase Agreement”) with Holdings and iSystems, pursuant to which the Issuer acquired 100% of the outstanding equity interests of iSystems for an aggregate purchase price of $55,000,000, subject to adjustment as provided in the Equity Purchase Agreement. The aggregate purchase price consisted of (i) $32,000,000 in cash, subject to adjustment, (ii) a secured subordinated promissory note (the “Promissory Note”) issued to Holdings in the principal amount of $5,000,000, subject to adjustment, and (iii) 1,526,332 shares of the Issuer’s common stock (the “Shares”) valued at $18,000,000 based on a volume-weighted average of the closing prices of the Issuer’s common stock during a 90-day period (the “Acquisition”). The Equity Purchase Agreement contains certain customary representations, warranties, indemnities and covenants. In connection with the closing of the Acquisition on May 25, 2017, Holdings received Shares as partial consideration for its sale of its equity interest in iSystems.

Each Reporting Person may be deemed to have acquired beneficial ownership of all Shares acquired by Holdings pursuant to the Equity Purchase Agreement, as described in more detail in Item 2, which is incorporated by reference herein. None of the Reporting Persons other than Holdings has paid or received any consideration in connection with the execution and delivery of the Equity Purchase Agreement.

The descriptions of the Equity Purchase Agreement in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is included as Exhibit 1 to this Schedule 13D.

Item 4.	Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

In connection with the Acquisition, the Issuer also entered into an investor rights agreement (the “Investor Rights Agreement”) with Holdings. Pursuant to the terms of the Investor Rights Agreement, Holdings has agreed not to directly or indirectly transfer, sell, make any short sale or otherwise dispose of any of the Issuer’s equity securities, and have agreed not to vote any of the Issuer’s equity securities or solicit proxies other than in favor of each director that the Issuer’s board recommends for election, against any director that the Issuer’s board has not nominated for election, and in accordance with the recommendation of the Issuer’s board on any other matters, subject to certain exceptions, until May 2018.

Additionally, under the Investor Rights Agreement, Holdings has demand registration rights which allow a registration statement to be filed not earlier than March 31, 2018 and piggyback registration rights which become exercisable as early as May 2018. Further, under the terms of the Investor Rights Agreement, Holdings has the right to nominate one director to the Issuer’s board of directors until the first date that Holdings no longer holds more than the lesser of (x) 5% of the Issuer’s outstanding common stock (as equitably adjusted for any stock splits, stock combinations, reorganizations, exchanges, merger, recapitalizations or similar transaction after the date hereof) and (y) 90% of the shares of the Issuer’s common stock held by Holdings as of May 25, 2017. The director nominee initially appointed by Holdings will be Mr. Gill and the Issuer’s board is required to appoint him to serve as a director on June 6, 2017.

Other than as described in this Schedule 13D, none of the Reporting Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s common stock that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The descriptions of the agreements included or incorporated by reference in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are included as Exhibits to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages and in Item 2 of this Schedule 13D is incorporated herein by reference.

Ownership percentages set forth in this Schedule 13D are based on 8,630,023 shares of common stock of the Issuer outstanding as of May 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the Securities and Exchange Commission on May 11, 2017, plus an additional 1,526,332 shares of common stock issued by the Issuer pursuant to the Equity Purchase Agreement, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 26, 2017.

Except for the transactions described herein, including the transactions described in Item 3 and 4, which are incorporated by reference into this Item 5, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

To the knowledge of the Reporting Persons, no other persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

On June 2, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Pursuant to the Promissory Note, the Issuer promised to pay to Holdings the principal amount of $5,000,000, subject to adjustment as provided in the Promissory Note. The Promissory Note bears interest at an annual rate of 3.5% and is payable in two installments: the first payment in an amount equal to $2,500,000 will be due and payable on May 25, 2018 and the second installment in an amount equal to $2,500,000 will be due and payable on May 25, 2019. The Issuer’s obligations under the Promissory Note are secured by a pledge of 100% of the issued and outstanding equity interests of iSystems, and the indebtedness evidenced by the Promissory Note is subordinated in right of payment to the indebtedness under the amended and restated credit agreement between the Issuer and Wells Fargo Bank, National Association pursuant to the terms of a subordination and intercreditor agreement by and among the Issuer, Holdings and Wells Fargo Bank, National Association.

The descriptions of the various agreements included or incorporated by reference in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are included as Exhibits to this Schedule 13D.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

1	Equity Purchase Agreement, dated as of May 25, 2017, among Asure Software, Inc., iSystems Holdings, LLC and iSystems Intermediate Holdco, Inc. (1)

2	Investor Rights Agreement, dated as of May 25, 2017, by and between Asure Software, Inc., iSystems Holdings, LLC and each other Person who becomes a party thereto pursuant to Section 13(f). (1)

3	Secured Subordinated Promissory Note in the principal amount of $5,000,000 dated May 25, 2017 from Asure Software, Inc. to iSystems Holdings, LLC. (1)

4	Joint Filing Agreement.

(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on May 26, 2017.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2017

/s/ Daniel M. Gill
Daniel M. Gill

/s/ Gregory M. Barr
Gregory M. Barr

Silver Oak Services Partners, LLC

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: Managing Partner

Silver Oak Management II, L.P.

By:	Silver Oak Services Partners, LLC
Its:	General Partner

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: Managing Partner

Silver Oak Services Partners II, L.P.

By:	Silver Oak Management II, L.P.
Its:	General Partner

By:	Silver Oak Services Partners, LLC
Its:	General Partner

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: Managing Partner

Silver Oak iSystems, LLC

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: President

iSystems Holdings, LLC

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: President

ANNEX A

iSystems Holdings, LLC

Daniel M. Gill is the President of iSystems Holdings, LLC. iSystems Holdings, LLC has no other executive officers. Daniel M. Gill, Andrew S. Gustafson, Michael Trahan, Desiree Trahan, Guy Henshaw and Charlie Lathrop serve on the Board of Managers of iSystems Holdings, LLC. Silver Oak iSystems, LLC owns a controlling interest in iSystems Holdings, LLC and has the power to appoint a majority of its Board of Managers.

Silver Oak iSystems, LLC

Daniel M. Gill is the President of Silver Oak iSystems, LLC. Silver Oak iSystems, LLC has no other executive officers. Daniel M. Gill and Jeffrey M. Mann serve on the board of managers of Silver Oak iSystems, LLC. The sole member of Silver Oak iSystems, LLC is Silver Oak Services Partners II, L.P.

Silver Oak Services Partners II, L.P.

There are no executive officers or directors appointed at Silver Oak Services Partners II, L.P. The general partner of Silver Oak Services Partners II, L.P. is Silver Oak Management II, L.P.

Silver Oak Management II, L.P.

There are no executive officers or directors appointed at Silver Oak Management II, L.P. The general partner of Silver Oak Management II, L.P. is Silver Oak Services Partners, LLC.

Silver Oak Services Partners, LLC

There are no executive officers or directors appointed at Silver Oak Services Partners, LLC. Daniel M. Gill and Gregory M. Barr are the managing partners and sole members of Silver Oak Services Partners, LLC.